SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  June 5, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and Exhibit 2 and incorporated by reference herein is the Registrant's News Releases dated June 4, 2007 and June 5, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   June 5, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release - June  04, 2007

Tanzanian Royalty Reports High Grade Assays from Kigosi Project

And Laboratory Results From its Kimberlite Exploration Program

Tanzanian Royalty is pleased to announce that a Phase 2 Reverse Circulation (RC) drilling program has confirmed the presence of two previously interpreted reef (vein) systems along with high grade gold values at its Kigosi Project in the Lake Victoria Goldfields of Tanzania.

The two shear zones that host the reefs have been traced along a strike length of at least one kilometre and are still open in both directions along strike and down dip.

The Phase 2 drill program consisted of 109 holes aggregating 4,057 metres. It focused on an area immediately adjacent to artisanal workings within the Luhwaika prospect area. Drilling was conducted along five control lines with a central baseline having a strike length of 2.8 kilometres. The lines varied in length from 300 metres near artisanal mine workings to approximately 1,100 metres on line 3250N where regional drilling was conducted to test coincident IP and soil anomalies.

The objective of this second phase of drilling was to test the strike continuity of the Luhwaika reef system which had never been drilled before. The program also provided the Company with an opportunity to evaluate surrounding gold-in-soil and geophysical anomalies. This particular phase of exploration was a continuation of the Phase 1 program that was prematurely abandoned towards the end of 2006 due to heavy rains. A third phase of drilling is presently under way at Kigosi.

The results presented below include the most significant gold mineralization intersected by drilling on all five lines. According to Tanzanian Royalty President, John Deane, “We can now confirm the existence of the two reef systems reported last year, namely the Luhwaika Main and Luhwaika West Reefs, and that they can be confidently traced out over a strike length of at least one kilometre.”

The fifth line, line 3250N, intersected a quartz vein that hosted gold mineralization approximately 800 metres north of the last line drilled. Infill drilling will be required to establish if the gold mineralization in this quartz vein connects with the two known reefs.

Deane also said that because several zones of high-grade gold mineralization occur within the reef systems, the next phase of drilling will utilize 100 metres line spacing in order to identify the controls and trends for these high grade zones. “The reefs tend to flatten near surface, producing a gravel zone that may also hold potential to host gold-bearing mineralization that can be extracted at very low cost,”  he added.

A summary of the drill highlights is given below:

Water hole (105m south of line 1450N
Hole No.	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
KG20RC-W1	2	4	2	10.45		Gravels

Line 1450N
Hole No.	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
KG20RC-083	2	4	2	10.40		Gravels
KG20RC-085	6	7	1	4.01		Luhwaika Main
KG20RC-087	20	21	1	1.62		Luhwaika Main
KG20RC-088	0	3	3	2.48		Gravels
KG20RC-088	31	33	2	3.02	1m @ 4.89	Luhwaika Main
KG20RC-091	2	4	2	3.28		Gravels
KG20RC-093	1	3	2	1.62		Gravels
KG20RC-094	4	5	1	1.02		Gravels

Line 1650N
Hole No.	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
KG20RC-123	80	82	2	10.71	1m @ 20.30	Luhwaika West

Line 2050N
Hole No.	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
KG20RC-104	2	4	2	3.03		Gravels
KG20RC-107	4	9	5	2.39	1m @ 6.71	Luhwaika Main
KG20RC-109	15	16	1	7.21		Luhwaika Main
KG20RC-110	25	27	2	3.50	1m @ 6.39	Luhwaika Main
KG20RC-111	38	39	1	0.94		Luhwaika Main
KG20RC-116	2	4	2	4.79		Gravels
KG20RC-117	8	9	1	0.91		Luhwaika West
KG20RC-120	43	44	1	1.01		Luhwaika West

Line 2450N
Hole No.	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
KG20RC-033	3	5	2	0.99		Gravels
KG20RC-038	6	8	2	1.10		Luhwaika Main
KG20RC-039	14	16	2	8.83	1m @ 14.10	Luhwaika Main
KG20RC-040	24	27	3	0.94	1m @ 2.59	Luhwaika Main
KG20RC-041	31	33	2	6.33	1m @ 9.40	Luhwaika Main
KG20RC-042	39	41	2	0.78		Luhwaika Main
KG20RC-043	51	53	2	12.55	1m @ 23.00	Luhwaika Main
KG20RC-045	1	3	2	38.15		Gravels
KG20RC-045	74	75	1	1.13		Luhwaika Main

Line 3250N
Hole No.	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
KG20RC-076	23	24	1	2.66		Quartz vein

The above intersections are estimated to be very close to true thicknesses with all the drill inclinations being -60 degrees and the dip of the reef being -22 degrees. All holes are drilled perpendicular to the assumed strike of the reef(s).

Drilling within the Luhwaika Main Reef indicates a dip of -22 degrees towards the southwest and a true thickness of 1-2 meters. Mineralization is hosted by a sheared, highly silicified and sericitized granite with gold values ranging up to 23.0 g/t (0.67 oz/t).

The Luhwaika West Reef, which sub-outcrops approximately 200 meters to the southwest of the Luhwaika Main Reef, is essentially a mineralized quartz vein, dipping 30 degrees to the southwest with a true thickness of 2-3 meters and with gold values ranging up to 11.63 g/t (0.34 oz/t)

Diamond Analytical Results

The Company has received results from eight 50 kilogram kimberlite samples that were sent in for micro-diamond analysis in the latter part of 2006. These samples were collected from RC drilling over eight separate kimberlites that were discovered on two of the Company’s diamond licenses. Receipt of the analytical results took much longer than expected because of the heavy backlog of work in diamond laboratories worldwide. Two of the eight sample composites returned very low quantity (one from each sample) micro diamonds while the remaining six were non-diamondiferous. These results indicate that none of these pipes will be of economic interest and no further work will be conducted on them. Nonetheless, the Company intends to evaluate other licenses in its portfolio that are prospective for diamonds.

Analysis

Fire assay with flame AAS finish was conducted by Humac Laboratories in Mwanza, Tanzania, and SGS Laboratories in Mwanza. Duplicates and Standards were inserted in the sample stream sent to both Humac and SGS , and subsequent analysis shows that 95% of the standards fall within analytically acceptable (5% standard deviation) limits. Duplicates have a correlation coefficient of 87%, which is accounted for by the large nugget effect within the sampling. The figures used in this press release are the average grades taken for between one and three duplicates run by the labs on each analysis. Micro-diamond analysis was conducted at the SGS Lakefield Research laboratory in Lakefield, Ontario.

Qualified Person

The technical information contained in this document has been reviewed and approved by John Deane, President, Tanzanian Royalty Exploration Corporation Limited, a qualified person as defined by NI 43-101. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.

Exhibit 2

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  June 05, 2007

Tanzanian Royalty Enters Into Exclusivity Agreement with

Company from the People’s Republic of China

Tanzanian Royalty Exploration (AMEX: TRE / TSX: TNX) (“TRE”) is pleased to announce that it has signed a letter of intent with a company from the People’s Republic of China (the “PRC company”) to enter into negotiations with a view to concluding a definitive option agreement providing for the exploration, development and production of mineral products from a portfolio of properties held by TRE in the Republic of Tanzania.

The PRC company was approved by the China-Africa Business Council whose President, the Hon. Minister Hu Deping, witnessed the signing.

Following a series of preliminary discussions that culminated in high level meetings in Beijing, China between Tanzanian Royalty Chairman and CEO, James E. Sinclair and executives from the PRC company, TRE granted the company an exclusivity period of 150 days to evaluate the properties in question within the context of concluding an option agreement acceptable to both parties.

Any definitive agreement with the PRC company would cover properties held by TRE that are currently not the subject of option agreements with other parties. The licenses under consideration for exploration and production of mineral products will include but not be limited to nickel, gold and diamonds.

During the exclusivity period, TRE has agreed not to solicit or engage in negotiations, or enter into any agreement or understanding with any third party regarding the granting of option rights in connection with nickel mineral products from the Kabanga Nickel Belt or any other nickel-prospective areas held by TRE in Tanzania.  With respect to mineral products other than nickel, TRE has agreed to grant the company the right of first offer to enter into definitive agreements under similar commercial terms and conditions if any third party proposes to enter into a definitive agreement with TRE to explore, develop and produce such mineral products.

The letter of intent is a non-binding proposal with respect to the basis upon which the parties intend to enter into negotiations, and the parties are not legally bound to conclude any transaction in connection with the properties unless and until they sign a binding Definitive Agreement.

 In addition to the above, TRE and the PRC company have both expressed an interest in jointly pursuing other minerals-related opportunities in Tanzania, including the acquisition of new licenses. At some point, both parties have also agreed to actively consider cooperative opportunities in capital markets as well as cross-board representation possibilities.

Tanzanian Royalty Exploration is a unique, publicly-traded, financial minerals exploration company whose business strategy is to develop royalty income under partnership arrangements from its world class gold, diamond and nickel assets in the Lake Victoria Greenstone and Kabanga/Kagera Nickel Belts of Tanzania.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.